Exhibit 99.1

GRUPO TMM COMPANY CONTACT: Jacinto Marina, Chief Financial Officer (jacinto.marina@tmm.com.mx) 011-525-55-629-8790	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 (brad.skinner@tmm.com.mx)	AT PROA STRUCTURA: Marco Provencio 011-525-55-629-8758 (mp@proa.structura.com.mx)

GRUPO TMM PROVIDES UPDATE ON
MEXICAN REGULATORY APPROVALS

(Mexico City, July 24, 2003) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”) a Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico’s busiest railway, TFM, provided an update on the status of certain regulatory proceedings in Mexico relating to the proposed acquisition of its interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”) by Kansas City Southern (“KCS”) as provided for in the Acquisition Agreement between TMM and KCS. As previously reported, the Mexican Competition Commission has provided formal written notice of its approval of the transactions under the Acquisition Agreement. This approval will remain valid until September 20, 2003. If the transaction is not completed by this date, a request for extension would have to be submitted. There can be no assurance that the Competition Commission approval would be extended.

This transaction also requires, among other things, governmental approval of the Mexican Foreign Investment Commission. The Foreign Investment Commission informally requested additional information from the parties in connection with its consideration of the transaction and requested an extension of the time to provide its determination with respect to the transaction. In response to such request, the parties extended the time to make such determination until July 29, 2003. On July 21, 2003, KCS filed a response to certain items set forth in the Foreign Investment Commission’s request. All of the matters described in the filing are subject to KCS receiving an unconditional approval from the Foreign Investment Commission. The Foreign Investment Commission has requested, and KCS and Grupo TFM-TMM have agreed to, an additional extension of the time period until August 12, 2003. There is no assurance that the approval of the Mexican Foreign Investment Commission will be obtained or that the approval, if obtained, will not contain conditions that are unacceptable to either TMM or KCS. Under the Acquisition Agreement, it is a condition to both TMM’s and KCS’s obligations to complete the transaction that the approvals by regulatory agencies whose approval is required, including the Foreign Investment Commission, do not impose conditions that, in the aggregate, are reasonably likely to result in a material adverse effect on KCS, Grupo TFM or TMM.

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Grupo TMM
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Headquartered in Mexico City, Grupo TMM is a Latin America’s multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is KCSR. KCS’s rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada and Mexico. KCS is headquartered in Kansas City, Missouri.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

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